Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

The Pension and Profit-Sharing Committee ofFour
Seasons Hotels Limited

We consent to the incorporation by reference in the registration statement (No. 333-13654) on Form S-8 of Four Seasons Hotels Limited of our report dated May 13, 2005, relating to the statements of net assets available for plan benefits as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004 of The Restated Four Seasons Hotels Retirement Benefit Plan and the related supplemental schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of The Restated Four Seasons Hotels Retirement Benefit Plan.

/s/ KPMG LLP

New York, New York

June 29, 2005